Exhibit 21.1
AXIS CAPITAL HOLDING LIMITED
SUBSIDIARIES OF THE REGISTRANT

Subsidiaries	Jurisdiction of Incorporation
AXIS Specialty Holdings Bermuda Limited	Bermuda

AXIS Specialty Limited	Bermuda

AXIS Specialty U.S. Services, Inc.	Delaware

AXIS Specialty Global Holdings Limited	Ireland

AXIS Specialty Finance LLC	Delaware

AXIS Specialty U.S. Holdings, Inc.	Delaware

AXIS Surplus Insurance Company	Illinois

AXIS Reinsurance Company	New York

AXIS Specialty Insurance Company	Connecticut

AXIS Insurance Company	Illinois

AXIS Group Services, Inc.	Delaware

AXIS Specialty Holdings Ireland Limited	Ireland

AXIS Re SE	Ireland

AXIS Specialty Europe SE	Ireland

AXIS Specialty UK Holdings Limited	United Kingdom

AXIS Re Limited Escritório de Representação No Brasil Ltda.	Brazil

AXIS Specialty Canada Services, ULC	British Columbia

Dexta Corporation Pty Ltd	Australia

Sirius Australia Holdings Pty Ltd	Australia